FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of September 2008.

Total number of pages: 33

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008 (Unaudited)
(FROM APRIL 1, 2008 TO JUNE 30, 2008)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008 (Unaudited)

(FROM APRIL 1, 2008 TO JUNE 30, 2008)

CONSOLIDATED

Released on September 26, 2008

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2008 (Unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended June 30

	2007	2008	2008
Net sales	¥ 172,174	¥ 178,402	$ 1,676,395
Operating income	15,106	18,131	170,372
Income before income taxes	16,831	23,253	218,502
Net income	¥ 11,116	¥ 15,109	$ 141,975

Per share data
Net income
－Basic	¥ 76.75	¥ 104.24	$ 0.98
－Diluted	¥ 74.63	¥ 101.27	$ 0.95

  CONSOLIDATED BALANCE SHEETS

	2008
	March 31	June 30	June 30
Current assets	¥ 356,998	¥ 387,196	$ 3,638,376
Investments	17,375	18,714	175,850
Property, plant, equipment and others	297,341	303,206	2,849,146
Total assets	671,714	709,116	6,663,372

Current liabilities	253,099	273,645	2,571,368
Long-term liabilities	30,845	31,495	295,950
Total liabilities	283,944	305,140	2,867,318
Minority interest in consolidated subsidiaries	68,186	68,656	645,142
Shareholders’ equity	319,584	335,320	3,150,912
Total liabilities and shareholders’ equity	¥ 671,714	¥ 709,116	$ 6,663,372

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30
	2007	2008	2008
Net cash provided by operating activities	¥ 11,492	¥ 17,506	$ 164,500
Net cash used in investing activities	(13,106)	(14,943)	(140,415)
Net cash provided by financing activities	6,261	9,323	87,604
Effect of exchange rate changes on cash and cash equivalents	2,945	4,070	38,245

Net increase in cash and cash equivalents	7,592	15,956	149,934
Cash and cash equivalents at beginning of period	88,784	100,809	947,275

Cash and cash equivalents at end of period	¥ 96,376	¥ 116,765	$ 1,097,209

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we acquired in December 2006, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended June 30
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 49,984	¥ 49,827	¥ (157)	(0.3)%
Other small precision brushless DC motors	20,962	21,109	147	0.7
Brushless DC fans	10,463	10,550	87	0.8
Other small precision motors	3,942	6,189	2,247	57.0

Sub-total	85,351	87,675	2,324	2.7
Mid-size motors	25,213	25,620	407	1.6
Machinery	17,179	18,735	1,556	9.1
Electronic and optical components	38,092	38,855	763	2.0
Others	6,339	7,517	1,178	18.6

Consolidated total	¥ 172,174	¥ 178,402	¥ 6,228	3.6%

Our net sales increased ¥6,228 million, or 3.6%, from ¥172,174 million for the three months ended June 30, 2007 to ¥178,402 million for the three months ended June 30, 2008. This increase was due to increases in net sales of other small precision motors, machinery and others segments.

(Small precision motors)

Net sales of small precision motors increased ¥2,324 million, or 2.7%, from ¥85,351 million for the three months ended June 30, 2007 to ¥87,675 million for the three months ended June 30, 2008. Net sales of each product included in the “small precision motors” are as shown below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors slightly decreased ¥157 million, or 0.3%, from ¥49,984 million for the three months ended June 30, 2007 to ¥49,827 million for the three months ended June 30, 2008. Sales volume of hard disk drives spindle motors increased by 16.1 % compared to the same period of the previous fiscal year. This volume increase was primary due to an increase in net sales of 2.5-inch motors. Despite the volume increase, sales of hard disk drives spindle motors decreased due to the yen appreciation against the U.S. dollar. Net sales of hard disk drives spindle motors accounted for 29.0% of total net sales for the three months ended June 30, 2007 and 27.9% of total net sales for the three months ended June 30, 2008.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors slightly increased ¥147 million, or 0.7%, from ¥20,962 million for the three months ended June 30, 2007 to ¥21,109 million for the three months ended June 30, 2008. Net sales of other small precision brushless DC motors accounted for 12.2% of total net sales for the three months ended June 30, 2007 and 11.8% of total net sales for the three months ended June 30, 2008.

Brushless DC fans

Net sales of brushless DC fans slightly increased ¥87 million, or 0.8%, from ¥10,463 million for the three months ended June 30, 2007 to ¥10,550 million for the three months ended June 30, 2008. Net sales of brushless DC fans accounted for 6.1% of total net sales for the three months ended June 30, 2007 and 5.9% of total net sales for the three months ended June 30, 2008.

Other small precision motors

Net sales of other small precision motors increased ¥2,247 million, or 57.0%, from ¥3,942 million for the three months ended June 30, 2007 to ¥6,189 million for the three months ended June 30, 2008. This was mainly due to net sales of Nidec Brilliant Co., Ltd. and its consolidated subsidiaries, whose earnings results for the previous first quarter were partially included in our consolidated financial statements for the same fiscal quarter. Net sales of other small precision motors accounted for 2.3% of total net sales for the three months ended June 30, 2007 and 3.5% of total net sales for the three months ended June 30, 2008.

(Mid-size motors)

Net sales of mid-size motors increased ¥407 million, or 1.6%, from ¥25,213 million for the three months ended June 30, 2007 to ¥25,620 million for the three months ended June 30, 2008, due mainly to an increase of motors for automobiles, which more than offset a sales decrease in Nidec Motors & Actuators' consolidated subsidiaries in North America. Net sales of mid-size motors accounted for 14.6% of our total net sales for the three months ended June 30, 2007 and 14.4% of total net sales for the three months ended June 30, 2008.

(Machinery)

Net sales of machinery increased ¥1,556 million, or 9.1%, from ¥17,179 million for the three months ended June 30, 2007 to ¥18,735 million for the three months ended June 30, 2008. This increase was primarily due to an increase in net sales of Nidec Sankyo's LCD panel handling robots due to high demands compared to the previous period. Net sales of machinery accounted for 10.0% of our total net sales for the three months ended June 30, 2007 and 10.5% of total net sales for the three months ended June 30, 2008.

(Electronic and optical components)

Net sales of electronic and optical components increased ¥763 million, or 2.0%, from ¥38,092 million for the three months ended June 30, 2007 to ¥38,855 million for the three months ended June 30, 2008. This increase was primarily due to an increase in net sales of engineering plastic moldings, engineering molded plastics and optical pick up units by Nidec Sankyo and certain of its consolidated subsidiaries.

Net sales of electronic and optical components accounted for 22.1% of our total net sales for the three months ended June 30, 2007 and 21.8% of total net sales for the three months ended June 30, 2008.

(Others)

Net sales of other products increased ¥1,178 million, or 18.6%, from ¥6,339 million for the three months ended June 30, 2007 to ¥7,517 million for the three months ended June 30, 2008. This increase was primarily due to an increase in net sales of automobile components by Nidec Tosok and pivot assemblies by Nidec Singapore.

Net sales of other products accounted for 3.7% of total net sales for the three months ended June 30, 2007 and 4.2% of total net sales for the three months ended June 30, 2008.

Cost of Products Sold

Our cost of products sold increased ¥2,700 million, or 2.0%, from ¥136,769 million for the three months ended June 30, 2007 to ¥139,469 million for the three months ended June 30, 2008. Excluding the contribution from Nidec Brilliant Co., Ltd. and its consolidated subsidiaries (“NBC group”), our cost of products sold increased ¥1,580 million from ¥136,769 million for the three months ended June 30, 2007 to ¥138,349 million for the three months ended June 30, 2008. This increase was due mainly to increases in sales volume.

As a percentage of net sales, our cost of products sold decreased from 79.4% for the three months ended June 30, 2007 to 78.2% for the three months ended June 30, 2008.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥683 million, or 5.4%, from ¥12,711 million for the three months ended June 30, 2007 to ¥13,394 million for the three months ended June 30, 2008. Excluding the contribution from the NBC group, our selling, general and administrative expenses increased ¥356 million from ¥12,711 million for the three months ended June 30, 2007 to ¥13,067 million for the three months ended June 30, 2008. This increase was due mainly to an increase in personnel expenses, which offset a decrease in legal fees.

As a percentage of net sales, our selling, general and administrative expenses increased from 7.4% for the three months ended June 30, 2007 to 7.5% for the three months ended June 30, 2008.

Research and Development Expenses

Our research and development expenses decreased ¥180 million, or 2.4%, from ¥7,588 million for the three months ended June 30, 2007 to ¥7,408 million for the three months ended June 30, 2008. This decrease was primarily due to a decrease in research and development expenses related to small precision motors.

As a percentage of net sales, our research and development expenses decreased from 4.4% for the three months ended June 30, 2007 to 4.1% for the three months ended June 30, 2008.

Operating Income

As a result of the foregoing, our operating income increased ¥3,025 million, or 20.0%, from ¥15,106 million for the three months ended June 30, 2007 to ¥18,131 million for the three months ended June 30, 2008.

As a percentage of net sales, our operating income increased from 8.8% for the three months ended June 30, 2007 to 10.2% for the three months ended June 30, 2008.

Other Income (Expense)

Our other income increased ¥3,397 million, or 196.9%, from ¥1,725 million for the three months ended June 30, 2007 to ¥5,122 million for the three months ended June 30, 2008. This increase was mainly due to an increase in the foreign exchange gain.

Our foreign exchange gain, net increased ¥2,858 million, or 120.6%, from ¥2,370 million for the three months ended June 30, 2007 to ¥5,228 million for the three months ended June 30, 2008.

The exchange rate was ¥123.26 per U.S. dollar as of June 30, 2007 and ¥118.05 per U.S. dollar as of March 31, 2007 appreciated to ¥106.42 per U.S. dollar as of June 30, 2008 and ¥100.19 per U.S. dollar as of March 31, 2008.

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥6,422 million, or 38.2%, from ¥16,831 million for the three months ended June 30, 2007 to ¥23,253 million for the three months ended June 30, 2008.

As a percentage of net sales, our income before income taxes increased from 9.8% for the three months ended June 30, 2007 to 13.0% for the three months ended June 30, 2008.

Income Taxes

Our income taxes increased ¥1,549 million, or 35.0%, from ¥4,427 million for the three months ended June 30, 2007 to ¥5,976 million for the three months ended June 30, 2008.

The estimated effective income tax rate for the three months ended June 30, 2008 was lower compared to the corresponding prior period. This was mainly due to a decrease in estimated tax rate because of decrease in estimated losses for certain subsidiaries with valuation allowance.

For the details, please see footnote “6. Income taxes”.

Minority Interest in Consolidated Subsidiaries

Our minority interest in consolidated subsidiaries increased ¥847 million, or 67.1%, from ¥1,263 million for the three months ended June 30, 2007 to ¥2,110 million for the three months ended June 30, 2008. This increase was primarily due to an increase in the income of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥33 million, or 132.0%, from ¥25 million for the three months ended June 30, 2007 to ¥58 million for the three months ended June 30, 2008.

Net Income

As a result of the foregoing, our net income increased ¥3,993 million, or 35.9%, from ¥11,116 million for the three months ended June 30, 2007 to ¥15,109 million for the three months ended June 30, 2008.

As a percentage of net sales, our net income increased from 6.5% for the three months ended June 30, 2007 to 8.5% for the three months ended June 30, 2008.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and Mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drives spindle motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drives spindle motors and pivot assemblies, and sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drives spindle motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drives spindle motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and optical and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The JSRV segment comprises Japan Servo Co., Ltd. in Japan, which primarily produces and sells DC motors, fans and other small precision motors. JSRV has been a new operating segment since the six months ended September 30, 2007.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, JSRV, NSBC, NSCJ, NNSN apply Japanese GAAP; NET applies Thai accounting principles; NCC and NCD apply Chinese accounting principles; NCS applies Singaporean accounting principles; NCH applies Hong Kong accounting principles; NCF applies Philippine accounting principles; NMA mainly applies International Financial Reporting Standards (IFRS). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2007 and 2008. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended June 30, 2007 and 2008:

	Three months ended June 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NCJ
External revenues	¥ 23,606	¥ 16,285	$ 153,026
Intersegment revenues	21,513	20,155	189,391

Sub total	45,119	36,440	342,417
NET
External revenues	18,106	22,116	207,818
Intersegment revenues	6,450	7,110	66,811

Sub total	¥ 24,556	¥ 29,226	$ 274,629
NCC
External revenues	¥ 3,679	¥ 4,853	$ 45,602
Intersegment revenues	1,763	684	6,427

Sub total	5,442	5,537	52,029

	Three months ended June 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NCD
External revenues	¥ 1,019	¥ 2,050	$ 19,263
Intersegment revenues	10,782	8,756	82,278

Sub total	11,801	10,806	101,541
NCS
External revenues	10,156	8,655	81,329
Intersegment revenues	45	40	376

Sub total	10,201	8,695	81,705
NCH
External revenues	8,678	9,764	91,750
Intersegment revenues	825	1,150	10,806

Sub total	9,503	10,914	102,556
NCF
External revenues	1,060	2,156	20,259
Intersegment revenues	10,866	6,700	62,958

Sub total	11,926	8,856	83,217
NSNK
External revenues	13,150	15,086	141,759
Intersegment revenues	3,345	3,380	31,761

Sub total	16,495	18,466	173,520
NCPL
External revenues	15,385	16,633	156,296
Intersegment revenues	1,535	1,399	13,146

Sub total	16,920	18,032	169,442
NTSC
External revenues	5,808	6,614	62,150
Intersegment revenues	74	57	536

Sub total	5,882	6,671	62,686
NCEL
External revenues	5,023	5,119	48,102
Intersegment revenues	862	1,557	14,631

Sub total	5,885	6,676	62,733
JSRV
External revenues	-	6,176	58,034
Intersegment revenues	-	1,067	10,026

Sub total	-	7,243	68,060
NSBC
External revenues	4,927	4,656	43,751
Intersegment revenues	881	960	9,021

Sub total	5,808	5,616	52,772
NSCJ
External revenues	2,709	2,562	24,074
Intersegment revenues	557	527	4,952

Sub total	3,266	3,089	29,026

	Three months ended June 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NMA
External revenues	9,844	9,266	87,070
Intersegment revenues	-	19	178

Sub total	9,844	9,285	87,248
NNSN
External revenues	2,523	2,835	26,640
Intersegment revenues	190	198	1,861

Sub total	2,713	3,033	28,501
All Others
External revenues	40,293	40,031	376,161
Intersegment revenues	52,055	59,203	556,314

Sub total	92,348	99,234	932,475
Total
External revenues	165,966	174,857	1,643,084
Intersegment revenues	111,743	112,962	1,061,473

Adjustments(*)	6,208	3,545	33,311
Intersegments elimination	(111,743)	(112,962)	(1,061,473)

Consolidated total (net sales)	¥ 172,174	¥ 178,402	$ 1,676,395

 (*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended June 30
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
NCJ	¥ 2,841	¥ 2,686	$ 25,240
NET	1,961	3,319	31,188
NCC	286	73	686
NCD	1,278	999	9,387
NCS	254	71	667
NCH	112	150	1,410
NCF	1,101	732	6,878
NSNK	949	1,058	9,942
NCPL	724	896	8,419
NTSC	188	286	2,687
NCEL	708	696	6,540
JSRV	-	(144)	(1,353)
NSBC	62	185	1,738
NSCJ	252	163	1,532
NMA	84	240	2,255
NNSN	67	76	714
All Others	4,106	5,643	53,027

Total	14,973	17,129	160,957

Adjustments (*)	133	1,002	9,415

Consolidated total	¥ 15,106	¥ 18,131	$ 170,372

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of NCJ decreased ¥8,679 million, or 19.2%, from ¥45,119 million for the three months ended June 30, 2007 to ¥36,440 million for the three months ended June 30, 2008. This decrease primarily resulted from the significant appreciation of the yen against the U.S. dollar in comparison to the same quarter of the previous fiscal year and a shift of some sales channels of small precision motors from via NCJ to direct sales of manufacturing subsidiaries. External revenues of NCJ decreased ¥7,321 million, or 31.0%, from ¥23,606 million for the three months ended June 30, 2007 to ¥16,285 million for the three months ended June 30, 2008. Operating profit of NCJ decreased ¥155 million, or 5.5%, from ¥2,841 million for the three months ended June 30, 2007 to ¥2,686 million for the three months ended June 30, 2008. This decrease was due primarily to the decrease in net sales, despite increases in royalty and commission fees from subsidiaries.

Net sales of NET increased ¥4,670 million, or 19.0%, from ¥24,556 million for the three months ended June 30, 2007 to ¥29,226 million for the three months ended June 30, 2008 due primarily to an increase in sales volume of hard disk drives spindle motors. Operating profit increased ¥1,358 million, or 69.3%, from ¥1,961 million for the three months ended June 30, 2007 to ¥3,319 million for the three months ended June 30, 2008. This was due mainly to the increase in sales.

Net sales of NCC increased ¥95 million, or 1.7%, from ¥5,442 million for the three months ended June 30, 2007 to ¥5,537 million for the three months ended June 30, 2008. This increase was due mainly to the start of full-scale operation of a large customer’s factory in China. Operating profit decreased ¥213 million or 74.5% from ¥286 million for the three months ended June 30, 2007 to ¥73 million for the three months ended June 30, 2008, due primarily to an increase in royalty payments as a result of the increase in sales.

Net sales of NCD decreased ¥995 million, or 8.4%, from ¥11,801 million for the three months ended June 30, 2007 to ¥10,806 million for the three months ended June 30, 2008. This decrease was due primarily to the change in the exchange rate. Operating profit decreased ¥279 million, or 21.8%, from ¥1,278 million for the three months ended June 30, 2007 to ¥999 million for the three months ended June 30, 2008. The major reasons for this decrease were the change in the exchange rate and a delay in cost reductions relative to declines in sales prices.

Net sales of NCS decreased ¥1,506 million, or 14.8%, from ¥10,201 million for the three months ended June 30, 2007 to ¥8,695 million for the three months ended June 30, 2008, resulting primarily from a decrease in sales of hard disk drives spindle motors to a main customer, which transferred its production from Singapore to China. Operating profit decreased ¥183 million, or 72.0%, from ¥254 million for the three months ended June 30, 2007 to ¥71 million for the three months ended June 30, 2008. This was due primarily to a decrease in sales of hard disk drives spindle motors manufactured by NCS along with the transfer of its manufacturing to another subsidiary.

Net sales of NCH increased ¥1,411 million, or 14.8%, from ¥9,503 million for the three months ended June 30, 2007 to ¥10,914 million for the three months ended June 30, 2008. This was due primarily to an increase in sales of hard disk drives spindle motors and small precision brushless DC motors, reflecting a large customer's increased transfer of its production to China. Operating profit increased ¥38 million, or 33.9%, from ¥112 million for the three months ended June 30, 2007 to ¥150 million for the three months ended June 30, 2008. The increase in profit was due mainly to the increase in sales.

Net sales of NCF decreased ¥3,070 million, or 25.7%, from ¥11,926 million for the three months ended June 30, 2007 to ¥8,856 million for the three months ended June 30, 2008. The major reason for this decrease was a decrease in sales of hard disk drives spindle motors due to a decrease in a customer's demand. Operating profit decreased ¥369 million, or 33.5%, from ¥1,101 million for the three months ended June 30, 2007 to ¥732 million for the three months ended June 30, 2008. The decrease in operating profit was due mainly to a decrease in sales of hard disk drives spindle motors.

Net sales of NSNK increased ¥1,971 million, or 11.9%, from ¥16,495 million for the three months ended June 30, 2007 to ¥18,466 million for the three months ended June 30, 2008 due to an increase in sales of LCD panel handling robots. Operating profit increased ¥109 million, or 11.5%, from ¥949 million for the three months ended June 30, 2007 to ¥1,058 million for the three months ended June 30, 2008. The major reason for this increase was the increase in sales of robots.

Net sales of NCPL increased ¥1,112 million, or 6.6%, from ¥16,920 million for the three months ended June 30, 2007 to ¥18,032 million for the three months ended June 30, 2008. This was due primarily to an increase in sales of parts for digital cameras. Operating profit increased ¥172 million, or 23.8%, from ¥724 million for the three months ended June 30, 2007 to ¥896 million for the three months ended June 30, 2008 due primarily to the increase in sales.

Net sales of NTSC increased ¥789 million, or 13.4%, from ¥5,882 million for the three months ended June 30, 2007 to ¥6,671 million for the three months ended June 30, 2008. This was due primarily to an increase in sales of measuring equipments, reflecting the increase of a customer’s demand, and strong sales of automobile parts. Operating profit increased ¥98 million, or 52.1%, from ¥188 million for the three months ended June 30, 2007 to ¥286 million for the three months ended June 30, 2008 due primarily to an increase in sales and cost reductions in production.

Net sales of NCEL increased ¥791 million, or 13.4%, from ¥5,885 million for the three months ended June 30, 2007 to ¥6,676 million for the three months ended June 30, 2008. This increase was due primarily to an increase in sales of actuators, reflecting strong demand in the amusement machines industry. However, operating profit decreased ¥12 million, or 1.7%, from ¥708 million for the three months ended June 30, 2007 to ¥696 million for the three months ended June 30, 2008. This was due primarily to a decrease in sales of sensors with higher margins affected by the depressed market of semiconductor manufacturing equipment industry, despite an increase in sales of actuators.

Net sales and operating loss of JSRV were ¥7,243 million and ¥144 million for the three months ended June 30, 2008, respectively. Japan Servo Co., Ltd. has been consolidated since April 2007. JSRV has been a new operating segment since six months ended September 30, 2007.

Net sales of NSBC decreased ¥192 million, or 3.3%, from ¥5,808 million for the three months ended June 30, 2007 to ¥5,616 million for the three months ended June 30, 2008 due primarily to a decrease in net sales of mid-size motors, reflecting a shift of some sales channels from via NSBC to direct sales of manufacturing subsidiaries. However, operating profit increased ¥123 million, or 198.4%, from ¥62 million for the three months ended June 30, 2007 to ¥185 million for the three months ended June 30, 2008 due primarily to an increase in royalty and commission fees from subsidiaries.

Net sales of NSCJ decreased ¥177 million, or 5.4%, from ¥3,266 million for the three months ended June 30, 2007 to ¥3,089 million for the three months ended June 30, 2008. This was due primarily to a decrease in sales of factory automation equipment, reflecting a decrease of customers’ demand. Operating profit decreased ¥89 million, or 35.3%, from ¥252 million for the three months ended June 30, 2007 to ¥163 million for the three months ended June 30, 2008 due primarily to a decrease in sales of power transmission equipment with higher margins.

Net sales of NMA decreased ¥559 million or 5.7%, from ¥9,844 million for the year ended June 30, 2007 to ¥9,285 million for the three months ended June 30, 2008 due primarily to a decrease in the demand of automobiles in the North American auto market affected by the U.S. economic slowdown and increasing oil prices. Operating profit increased ¥156 million or 185.7%, from ¥84 million for the year ended June 30, 2007, to ¥240 million for the three months ended June 30, 2008 due primarily to cost improvement such as reduction of expenses and defective products.

Net sales of NNSN increased ¥320 million, or 11.8%, from ¥2,713 million for the three months ended June 30, 2007 to ¥3,033 million for the three months ended June 30, 2008. This increase was primarily due to an increase in sales of engineering plastic moldings for new models and engineering molded plastics for automobiles. Operating profit increased ¥9 million, or 13.4%, from ¥67 million for the three months ended June 30, 2007 to ¥76 million for the three months ended June 30, 2008. This increase was primarily due to an increase in sales of engineering plastic moldings.

Within the All Others segment, net sales increased ¥6,886 million, or 7.5% from ¥92,348 million for the three months ended June 30, 2007 to ¥99,234 million for the three months ended June 30, 2008. The main reason of this increase was primarily due to the addition of operating segments. Operating profit also increased ¥1,537 million, or 37.4%, from ¥4,106 million for the three months ended June 30, 2007 to ¥5,643 million for the three months ended June 30, 2008. The main reason of this increase was primarily due to the addition of operating segments.

Liquidity and Capital Resources

During the three months ended June 30, 2008, our total assets increased ¥37,402 million, or 5.6%, from ¥671,714 million to ¥709,116 million. The increase of ¥37,402 million was due mainly to increases from the following components;

・

Cash and cash equivalents increased ¥15,956 million due to the reason as mentioned below under “Cash Flows”;

・

Property, plant and equipment increased ¥4,855 million due mainly to additional buildings and, machinery and equipment acquired to meet increased production in overseas companies, and a increase in foreign currency effects;

・

Trade accounts receivable increased ¥6,162 million due primarily to increases of sales such as small precisions motors; and

・

Inventories increased ¥5,470 million as a result of production increases.

During the three months ended June 30, 2008, our total liabilities increased ¥21,196 million, or 7.5%, from ¥283,944 million to ¥305,140 million. The increase of ¥21,196 million was due mainly to an increase in short-term borrowings of ¥16,168 million and an increase in trade notes and accounts payable of ¥3,263 million as a result of the increase in production.

During the three months ended June 30, 2008, our working capital, defined as current assets less current liabilities, increased ¥9,652 million, or 9.3%, from ¥103,899 million to ¥113,551 million.

During the three months ended June 30, 2008, our total shareholders’ equity increased ¥15,736 million, or 4.9%, from ¥319,584 million to ¥335,320 million. The increase of ¥15,736 million was due mainly to increases in retained earnings of ¥10,655 million, offset by dividends paid of ¥4,348 million, and foreign currency translation adjustments of ¥4,469 million, due mainly to the yen’s depreciation against other main currencies. As a result, the ratio of stockholders’ equity to total assets decreased 0.3% from 47.6% as of March 31, 2008 to 47.3% as of June 30, 2008.

Cash Flows

Net cash provided by operating activities increased ¥6,014 million from ¥11,492 million for the three months ended June 30, 2007 to ¥17,506 million for the three months ended June 30, 2008. The increase was due mainly to net income of ¥3,993 million and the efficiency in the improvement of working capital such as ¥3,665 million from an increase in notes and accounts payable by the production increases compared to the three months ended June 30, 2007.

Net cash used in investing activities increased ¥1,837 million from ¥13,106 million for the three months ended June 30, 2007 to ¥14,943 million for the three months ended June 30, 2008. The increased cash outflows in investing activities were due mainly to the increases in payments for additional investments in subsidiaries and additions to property, plant and equipment.

Net cash provided by financing activities increased ¥3,062 million from ¥6,261 million for the three months ended June 30, 2007 to ¥9,323 million for the three months ended June 30, 2008. The increased cash inflows in financial activities were due mainly to an increase in short-term borrowings of ¥4,409 million. Offsetting the increase in short-term borrowings was an increase in dividends paid of ¥730 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥15,956 million from ¥100,809 million as of March 31, 2008 to ¥116,765 million as of June 30, 2008.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2008		June 30,
	March 31	June 30	2008
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 100,809	¥ 116,765	$ 1,097,209
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥795 million at March 31, 2008 and ¥635 million ($5,967 thousand) at June 30, 2008
Notes	17,205	16,440	154,482
Accounts	148,928	155,090	1,457,339
Inventories:
Finished goods	32,735	34,137	320,776
Raw materials	17,849	19,467	182,926
Work in progress	16,164	17,731	166,614
Project in progress	816	1,422	13,362
Supplies and other	2,254	2,531	23,783
Other current assets	20,238	23,613	221,885

Total current assets	356,998	387,196	3,638,376

Marketable securities and other securities investments	15,273	16,760	157,489
Investments in and advances to affiliated companies	2,102	1,954	18,361

	17,375	18,714	175,850

Property, plant and equipment:
Land	39,389	39,711	373,154
Buildings	110,258	112,390	1,056,098
Machinery and equipment	264,019	276,242	2,595,772
Construction in progress	11,309	11,419	107,301

	424,975	439,762	4,132,325
Less - Accumulated depreciation	(226,146)	(236,078)	(2,218,361)

	198,829	203,684	1,913,964

Goodwill	71,223	72,898	685,003
Other non-current assets, net of allowance for doubtful accounts of ¥1,451 million at March 31, 2008 and ¥1,575 million ($14,800 thousand) at June 30, 2008	27,289	26,624	250,179

Total assets	¥ 671,714	¥ 709,116	$ 6,663,372

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2008		June 30,
	March 31	June 30	2008
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 68,854	¥ 85,022	$ 798,929
Current portion of long-term debt	29,196	29,081	273,266
Trade notes and accounts payable	121,698	124,961	1,174,225
Other current liabilities	33,351	34,581	324,948

Total current liabilities	253,099	273,645	2,571,368

Long-term liabilities:
Long-term debt	3,430	3,197	30,041
Accrued pension and severance costs	14,953	15,400	144,710
Other long-term liabilities	12,462	12,898	121,199

Total long-term liabilities	30,845	31,495	295,950

Minority interest in consolidated subsidiaries	68,186	68,656	645,142

Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 144,987,492 shares in March and 144,987,492 shares in June	66,248	66,248	622,515
Additional paid-in capital	68,859	68,859	647,049
Retained earnings	193,407	204,062	1,917,516
Accumulated other comprehensive income:
Foreign currency translation adjustments	(10,233)	(5,764)	(54,163)
Unrealized gains from securities	1,016	1,597	15,007
Pension liability adjustments	568	603	5,666
Treasury stock, at cost: 47,495 shares in March 2008 and 48,042 shares in June 2008	(281)	(285)	(2,678)

Total shareholders’ equity	319,584	335,320	3,150,912

Total liabilities and shareholders’ equity	¥ 671,714	¥ 709,116	$ 6,663,372

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended June 30		For the three months ended June 30,
		2007	2008	2008
	Net sales	¥ 172,174	¥ 178,402	$ 1,676,395

	Operating expenses:
	Cost of products sold	136,769	139,469	1,310,552
	Selling, general and administrative expenses	12,711	13,394	125,860
	Research and development expenses	7,588	7,408	69,611

		157,068	160,271	1,506,023

	Operating income	15,106	18,131	170,372

	Other income (expense):
	Interest and dividend income	797	641	6,023
	Interest expense	(706)	(371)	(3,486)
	Foreign exchange gain, net	2,370	5,228	49,126
	Gain (loss) from marketable securities, net	27	(24)	(226)
	Other, net	(763)	(352)	(3,307)

		1,725	5,122	48,130

	Income before income taxes	16,831	23,253	218,502
	Income taxes	(4,427)	(5,976)	(56,155)

	Income before minority interest and equity in earnings of affiliated companies	12,404	17,277	162,347
	Minority interest in income of consolidated subsidiaries	1,263	2,110	19,827
	Equity in net losses of affiliated companies	25	58	545

	Net income	¥ 11,116	¥ 15,109	$ 141,975

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 76.75	¥ 104.24	$ 0.98
	－ diluted	¥ 74.63	¥ 101.27	$ 0.95
	Cash dividends	¥ 25.00	¥ 30.00	$ 0.28

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	¥319,584
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax				(106)	(5)		(111)
Comprehensive income:
Net income				15,109			15,109
Other comprehensive income (loss):
Foreign currency translation adjustments					4,469		4,469
Unrealized gains from securities, net of reclassification adjustment					581		581
Pension liability adjustments					40		40

Total comprehensive income							20,199

Dividends paid				(4,348)			(4,348)
Purchase of treasury stock						(4)	(4)

Balance at June 30, 2008	144,987,492	¥66,248	¥68,859	¥204,062	¥(3,564)	¥(285)	¥335,320

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2008	$622,515	$647,049	$1,817,394	$(81,273)	$(2,640)	$3,003,045
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax			(996)	(47)		(1,043)
Comprehensive income:
Net income			141,975			141,975
Other comprehensive income (loss):
Foreign currency translation adjustments				41,994		41,994
Unrealized gains from securities, net of reclassification adjustment				5,460		5,460
Pension liability adjustments				376		376

Total comprehensive income						189,805

Dividends paid			(40,857)			(40,857)
Purchase of treasury stock					(38)	(38)

Balance at June 30, 2008	$622,515	$647,049	$1,917,516	$(33,490)	$(2,678)	$3,150,912

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Cash flows from operating activities:
Net income	¥ 11,116	¥ 15,109	$ 141,975
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,590	8,625	81,047
(Gain) loss from marketable securities, net	(27)	24	226
Gain from sales, disposal or impairment of property, plant and equipment	(16)	(143)	(1,344)
Minority interest in income of consolidated subsidiaries	1,263	2,110	19,827
Equity in net losses of affiliated companies	25	58	545
Foreign currency adjustments	(653)	(2,804)	(26,348)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(2,317)	(1,967)	(18,483)
Increase in inventories	(1,319)	(2,925)	(27,485)
(Decrease) increase in notes and accounts payable	(3,125)	540	5,074
Other	(2,045)	(1,121)	(10,534)
Net cash provided by operating activities	11,492	17,506	164,500
Cash flows from investing activities:
Additions to property, plant and equipment	(10,051)	(10,617)	(99,765)
Proceeds from sales of property, plant and equipment	118	247	2,321
Purchases of marketable securities	(2)	(2)	(19)
Proceeds from sales of marketable securities	934	18	169
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,583)	(954)	(8,964)
Payments for additional investments in subsidiaries	(1,640)	(2,342)	(22,007)
Other	118	(1,293)	(12,150)
Net cash used in investing activities	(13,106)	(14,943)	(140,415)
Cash flows from financing activities:
Increase in short-term borrowings	10,750	15,159	142,445
Repayments of long-term debt	(708)	(428)	(4,022)
Proceeds from issuance of new shares	761	-	-
Dividends paid	(3,618)	(4,348)	(40,857)
Other	(924)	(1,060)	(9,962)
Net cash provided by financing activities	6,261	9,323	87,604
Effect of exchange rate changes on cash and cash equivalents	2,945	4,070	38,245
Net increase in cash and cash equivalents	7,592	15,956	149,934
Cash and cash equivalents at beginning of period	88,784	100,809	947,275
Cash and cash equivalents at end of period	¥ 96,376	¥ 116,765	$ 1,097,209

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2008 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2008, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2008, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥106.42 = US$1, the approximate current exchange rate at June 30, 2008.

Certain reclassifications in the consolidated statements of cash flows for the three months ended June 30, 2007 have been made to conform to the presentation used for the three months ended June 30, 2008.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event which would reduce the fair value below its carrying amount occurs, NIDEC would recognize an impairment at that time.

NIDEC has completed the impairment test for existing goodwill as required by SFAS No. 142. NIDEC has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three months ended June 30, 2008 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2008	¥ 71,223	$ 669,263
Acquired during three months	1,675	15,740

Balance as of June 30, 2008	¥ 72,898	$ 685,003

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the three months ended June 30, 2007 and 2008:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended June 30, 2007:
Basic net income per share
Net income available to common shareholders	¥ 11,116	144,836	¥ 76.75
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	100
Diluted net income per share
Net income for computation	¥ 11,116	148,958	¥74.63
For the three months ended June 30, 2008:
Basic net income per share
Net income available to common shareholders	¥ 15,109	144,940	¥ 104.24	$ 0.98
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(23)	4,022
Diluted net income per share
Net income for computation	¥ 15,086	148,962	¥ 101.27	$ 0.95

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Net revenue	¥ 3,644	¥ 3,939	$ 37,014
Gross profit	¥ 271	¥ 289	$ 2,716
Net income	¥ (58)	¥ (175)	$ (1,644)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2007 and 2008 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Service cost	¥ 301	¥ 377	$ 3,543
Interest cost	136	157	1,475
Expected return on plan assets	(48)	(47)	(442)
Amortization of net actuarial loss	(1)	(4)	(38)
Amortization of prior service cost	(16)	(16)	(150)
Cost for defined contribution plans and others	153	150	1,410

Net periodic pension cost	¥ 525	¥ 617	$ 5,798

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the benefit pension plans were changed to the date of the employer's fiscal year-end from within the three months prior to the year-end. By the application of the second approach described in the paragraph 19 of SFAS No. 158 , on the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax were reduced by ¥106 million and accumulated other comprehensive income, net of tax was reduced by ¥5 million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2007 and 2008. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the three months ended June 30
	2007	2008

Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(17.5)	(16.0)
Tax on undistributed earnings	1.1	(0.2)
Valuation allowance	2.7	0.2
Liabilities for unrecognized tax benefits	-	1.7
Other	(1.0)	(1.0)

Estimated effective income tax rate	26.3%	25.7%

The estimated effective income tax rate for the three months ended June 30, 2008 was lower compared to corresponding prior period. This was mainly due to the decrease of tax loss in valuation allowance. And that is because the estimated income before provision for income taxes of each company was higher than corresponding prior period.

7 . Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥236 million ($2,218 thousand) at June 30, 2008.

NIDEC has guaranteed approximately ¥236 million ($2,218 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥236 million ($2,218 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8 . Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2007 and 2008:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Net sales:
Small precision motors:
Hard disc drives spindle motors	¥ 49,984	¥ 49,827	$ 468,211
Other small precision brushless DC motors	20,962	21,109	198,356
Brushless DC fans	10,463	10,550	99,135
Other small precision motors	3,942	6,189	58,156

Sub total	85,351	87,675	823,858
Mid-size motors	25,213	25,620	240,744
Machinery	17,179	18,735	176,048
Electronic and Optical components	38,092	38,855	365,110
Others	6,339	7,517	70,635

Consolidated total	¥ 172,174	¥ 178,402	$ 1,676,395

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Japan Servo Co., Ltd. or JSRV, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP; Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles; Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles; Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles; Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles; Nidec Philippines Corporation, or NCF, applies Philippine accounting principles; Nidec Motors & Actuators group, or NMA mainly applies International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the sixteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months ended June 30, 2007 and 2008, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
Revenue from external customers:	2007	2008	2008
NCJ	¥ 23,606	¥ 16,285	$ 153,026
NET	18,106	22,116	207,818
NCC	3,679	4,853	45,602
NCD	1,019	2,050	19,263
NCS	10,156	8,655	81,329
NCH	8,678	9,764	91,750
NCF	1,060	2,156	20,259
NSNK	13,150	15,086	141,759
NCPL	15,385	16,633	156,296
NTSC	5,808	6,614	62,150
NCEL	5,023	5,119	48,102
JSRV	-	6,176	58,034
NSBC	4,927	4,656	43,751
NSCJ	2,709	2,562	24,074
NMA	9,844	9,266	87,070
NNSN	2,523	2,835	26,640
All Others	40,293	40,031	376,161

Total	165,966	174,857	1,643,084
Consolidated adjustments related to elimination of intercompany transactions via third party	(38)	(0)	(0)
Others *1	6,246	3,545	33,311

Consolidated total	¥ 172,174	¥ 178,402	$ 1,676,395

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Revenue from other operating segments:
NCJ	¥ 21,513	¥ 20,155	$ 189,391
NET	6,450	7,110	66,811
NCC	1,763	684	6,427
NCD	10,782	8,756	82,278
NCS	45	40	376
NCH	825	1,150	10,806
NCF	10,866	6,700	62,958
NSNK	3,345	3,380	31,761
NCPL	1,535	1,399	13,146
NTSC	74	57	536
NCEL	862	1,557	14,631
JSRV	-	1,067	10,026
NSBC	881	960	9,021
NSCJ	557	527	4,952
NMA	-	19	178
NNSN	190	198	1,861
All Others	52,055	59,203	556,314

Total	111,743	112,962	1,061,473
Intersegment elimination	(111,743)	(112,962)	(1,061,473)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2007	2008	2008
Segment profit or loss:
NCJ	¥ 2,841	¥ 2,686	$ 25,240
NET	1,961	3,319	31,188
NCC	286	73	686
NCD	1,278	999	9,387
NCS	254	71	667
NCH	112	150	1,410
NCF	1,101	732	6,878
NSNK	949	1,058	9,942
NCPL	724	896	8,419
NTSC	188	286	2,687
NCEL	708	696	6,540
JSRV	-	(144)	(1,353)
NSBC	62	185	1,738
NSCJ	252	163	1,532
NMA	84	240	2,255
NNSN	67	76	714
All Others	4,106	5,643	53,027

Total	14,973	17,129	160,957
U.S. GAAP adjustments to accrue pension and severance costs	(126)	(5)	(47)
Consolidation adjustments mainly related to elimination of intercompany profits	(85)	51	479
Reclassification *1	437	443	4,163
Others *2	(93)	513	4,820

Consolidated total	¥ 15,106	¥ 18,131	$ 170,372

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gains due to reversal of allowance for doubtful account for the period ended June 30, 2007 and gain (loss) from sales of fixed assets for the period ended June 30, 2008.

*2 Others mainly includes other U.S. GAAP adjustments for the period ended June 30, 2007 and profit or loss of subsidiaries not included in management reports due to their immateriality for the period ended June 30, 2008.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9 . Subsequent event:

NIDEC has filed lawsuits in the Osaka District Court on July 30, 2008 against Samsung Electro-Mechanics Co., Ltd. (“SEMCO”), an electronic components manufacturer based in Korea, for infringement of three Japanese patents (Nos. 3344913, 3502266, 3688015) regarding NIDEC’s spindle motors mainly used for CD/DVD drives.

NIDEC has confirmed that certain disk drives currently sold in Japan use SEMCO’s infringing spindle motors and requested injunctions to preclude SEMCO from marketing such motors in the Japanese market.